Exhibit 7.07

Loan Note

Party A (Borrower):	LIN Shuipan

Party B (Lender):	ZHUANG Weixin

1.	Party B agrees to lend to Party A US$10 million in cash, and has delivered the same amount to Party A within 20 days upon execution of this Loan Note.

2.	Term of the Loan: From February 25, 2014 to September 30, 2015.

3.	Loan Interest: 8.5% on annual basis, and the total amount of interest will be US$1,275,000.

4.	Payment: The principal and interest of the Loan will be repaid in lump sum in cash by September 30, 2015.

5.	Applicable Law: This Loan Note will be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

6.	This Loan Note is in two originals with each Party hold one original.

Party A: /s/LIN Shuipan

Party B: /s/ZHUANG Weixin

Date: February 25, 2014